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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            SMTEK International, Inc.
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                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   832688 20 4
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                                 (CUSIP Number)

              Gene Haas, Trustee of The Gene Haas Trust UDT 3/9/99
                           c/o Robert C. Kopple, Esq.
                              Kopple & Klinger, LLP
                      10866 Wilshire Boulevard, Suite 1500
                              Los Angeles, CA 90024
                                  310 475 1444
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP 832688 20 4

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)..............

      Gene Haas, Trustee of The Gene Haas Trust UDT 3/9/99
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)...................................................................[ ]
      (b)...................................................................[ ]

--------------------------------------------------------------------------------
3.    SEC Use Only............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions).....................................PF

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)....................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.................................U.S.

--------------------------------------------------------------------------------
                    7.  Sole Voting Power...............................268,369
Number of
Shares Bene-        ------------------------------------------------------------
ficially            8.  Shared Voting Power.................................0...
Owned by Each
Reporting           ------------------------------------------------------------
Person With:        9.  Sole Dispositive Power..........................268,369

                    ------------------------------------------------------------
                    10. Shared Dispositive Power............................0...

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person............................................................268,369

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions).....................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....Approximately  9.9%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)............................IN


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CUSIP 832688 20 4

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.01 per share
("Company Common Stock"), of SMTEK International, Inc., a Delaware corporation
(the "Company"). The Company's principal executive offices are located at 200
Science Drive, Moorpark, CA 93021.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Gene Haas, Trustee of The Gene Haas
Trust UDT 3/9/99 ("Haas"). Haas' present principal occupation is a business executive. During the past five years, Haas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Haas is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Haas acquired the Company Common Stock covered by this Schedule 13D for cash consideration in the amount of $500,000.

ITEM 4. PURPOSE OF TRANSACTION.

         On September 8, 2003, Haas purchased 250,000 shares of the Company's
Series A preferred stock. Haas purchased the shares for a cash purchase price of $500,000. As a result of that purchase, Haas' interest in the Company was approximately 9.9% of the total outstanding shares of Company Common Stock. In
July 2004, the Series A preferred was converted to Common Stock and Haas was issued a total of 268,369 common shares (the "Shares")or 9.9% of the total outstanding shares of Company Common Stock. The shares in excess of 250,000 were issued in payment of accrued dividends.

         The Shares may be "restricted securities" as defined in the Securities
Act of 1933. Unless registered for resale, restricted shares must be held by Haas and may not be resold except in compliance with the resale requirements of Rule 144 under the Securities Act of 1933. Pursuant to an agreement with the Company, Haas has registration rights for the registration of the Shares in the next registration statement filed by the Company with the Securities and Exchange Commission that would permit the inclusion of the Shares.

         On November 16, 2004, CTS Corporation, an Indiana corporation ("CTS"), entered into a merger agreement (the "Merger Agreement") with the Company, providing for a merger of Cardinal Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of CTS into the Company (the "Merger"). In the merger, the Company will become a wholly owned subsidiary of CTS. The completion of the merger is subject to approval by the stockholders of the Company and the satisfaction of customary conditions.

         In connection with the Merger Agreement, Haas entered into a Stockholder's Agreement, filed herewith as Exhibit 99.1 (the "Stockholders'
Agreement"), pursuant to which, among other things, he agreed to deliver an irrevocable proxy to CTS, which, among other things, would allow CTS to vote his entire equity interest in the Company: (1) in favor of the adoption of the Merger Agreement, the Merger, and all other transactions contemplated by the Merger Agreement or other actions required or desirable in furtherance thereof;
(2) to the extent a vote is solicited in connection with the approval of any action, agreement or proposal that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger
Agreement or that would delay or hinder the consummation of the Merger or that would preclude fulfillment of a condition precedent to the closing of the transactions contemplated by the Merger Agreement, against the approval of such action, agreement or proposal; and (3) against approval of any action, agreement or proposal made in opposition to or in competition with the Merger.

         For estate planning purposes, Haas holds the Shares in a revocable trust as to which he is the grantor and sole trustee. The revocable trust is styled "The Gene Haas Trust UDT 3/9/99."

         Except as disclosed in this Item 4 relating to the merger between the Company and Cardinal Acquisition, Haas has no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.



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CUSIP 832688 20 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a)  Number of shares of Company Common Stock beneficially owned by Haas:
                  268,369

       Percentage of Company Common Stock beneficially owned by Haas:
                  9.9%

       (b)  Number of shares of Company Common Stock as to which Haas has the:

                  Sole power to vote or to direct the vote:              268,369
                  Shared power to vote or to direct the vote:              0
                  Sole power to dispose or to direct the disposition:    268,369
                  Shared power to dispose or to direct the disposition:    0

       (c) No transactions involving Company Common Stock were effected by Haas within the sixty days prior to the date of this Schedule 13D.

       (d) All of the shares reported in this Item 5 for Haas are held by a trust for the benefit of Haas, of which trust Haas is the grantor and sole trustee.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

       As described in Item 4 above, all of the shares beneficially owned by Haas are subject to the Stockholders' Agreement which grants voting rights with respect to certain matters to third parties.

       As described in Item 5(d) above, all of the shares beneficially owned by Haas are held by a trust, of which Haas is the grantor and sole trustee.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1     Form of Stockholders' Agreement


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CUSIP 832688 20 4


                                   SIGNATURE

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2004
                                           THE GENE HAAS TRUST UDT 3/9/99


                                           By: /s/ GENE HAAS
                                              --------------------------------
                                           Gene Haas, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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CUSIP 832688 20 4



                                  EXHIBIT INDEX


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
99.1              Stockholders' Agreement.


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